

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 3, 2012

<u>Via E-mail</u>
Mr. Leonardo Porciúncula Gomes Pereira
Chief Financial Officer
GOL Intelligent Airlines Inc.
R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

> **Re:** **GOL Intelligent Airlines Inc.**
> **Form 20-F for the year ended December 31, 2010**
> **Filed April 8, 2011**
> **File No. 001-32221**

Dear Mr. Pereira:

   We have reviewed your response dated January 17, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Report on Form 6-K filed on May 2, 2011</u>
<u>Report on Form 6-K filed on May 11, 2011</u>

1. We note your response to our prior comment 2. You indicate in your response that the R56,760 adjustment that was recognized as a result of the implementation of the new system is not material to total assets, revenues, shareholders' equity, or net income for the nine months ended September 30, 2011. However, since the new system was implemented in the first quarter of 2011 it appears that this adjustment was primarily related to the company's prior period results. Accordingly, we believe the materiality of this adjustment should also be evaluated with respect to your results of operations for the fiscal year ended December 31, 2010 since it appears that the majority of this adjustment

would relate to this prior period. Please provide us with your detailed materiality analysis with respect to this adjustment on your results of operations for 2010 on both a pre-tax and post-tax basis. Alternatively, please revise to reflect this adjustment as the correction of an error in your 2010 financial statements.

2. As part of your response, you should also explain in further detail your revenue recognition policy for advance ticket sales which expire unused.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief